

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Mr. Park A. Dodd, III
Chief Financial Officer
Star Scientific, Inc.
4470 Cox Rd
Glen Allen, VA 23060

Re: Star Scientific, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-15324

Dear Mr. Dodd:

We have reviewed your October 23, 2013 response to our September 25, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Stockholder's Equity, page 58

1. We have read your response to our prior comment one.
   - Regarding your analysis of ASC 815-40-15-5 through 8:
     - Refer to the second paragraph under "Sale of equity securities and exercise of warrants 2010" in Note 8 in which, on March 5, 2010, the Company reduced the exercise price on 3,649,007 warrants previously issued to the investors from $3.50 to $1.50 per warrant and, on March 9, 2010, the Company reduced the exercise price on 1,754,386 warrants previously issued to the investors from $2.00 to $1.50 per warrant. Provide us your analysis of the facts and circumstances surrounding these reductions that supports your conclusion that the Warrants are considered indexed to the Company's stock.

- o Refer to the warrant reset agreement mentioned in the second to the last paragraph under "Sale of equity securities and exercise of warrants 2012" in Note 8 and provide us your analysis of that agreement that supports your determination that the Warrants are considered indexed to the Company's stock.

  See the "Illustrations" in ASC 815-40-55 particularly "Example 9."

- Refer to your response regarding ASC 815-40-25-10a., in which you indicate that you have agreed to use your best efforts to register shares but there is no specific provision that requires settlement in registered shares. Tell us whether and, if so, to what extent, shares underlying the Warrants outstanding at December 31, 2011 and 2012 were not registered. Provide us the specific provision and language in the Warrant agreements that permits settlement by delivery of unregistered shares if you cannot deliver registered shares. If there is no specific provision permitting you to deliver unregistered shares, provide us your legal analysis supporting your conclusion that you are permitted to deliver unregistered shares.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant